082-04939

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

LUIS MARTOS
LEGAL ASSISTANT
212 450 5691
LUIS.MARTOS@DPW.COM

[redacted]

November 3, 2008

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory Disclosure, filed with the CNMV on June 3, 2008, regarding the appointment of a new director in the board of directors of Grupo Ferrovial S.A.

- Regulatory Disclosure, filed with the CNMV on June 5, 2008, informing of the remuneration plans for executives.

- Regulatory Disclosure, filed with the CNMV on July 14, 2008, informing of the process for configuring permanent financing for BAA Limited.

- Regulatory Disclosure, filed with the CNMV on July 29, 2008, regarding the approval of the 2,000 billion pounds sterling subordinated loan and update on the configuring permanent financing for BAA Limited.

11/5

- Regulatory Disclosure, filed with the CNMV on July 30, 2008, informing of the increase in the number of options on stock initially agreed and indicated in the remuneration plan filed to the CNMV on 5 June 2008.

- Regulatory Disclosure, filed with the CNMV on July 30, 2008, updating on the configuring permanent financing for BAA Limited.

If you have any questions, please do not hesitate to contact me at 212-450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos/mel

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following:

REGULATORY DISCLOSURE

The Board of Directors of Grupo Ferrovial S.A. has resolved, at the proposal of the Nomination and Remuneration Committee, to appoint Mr. Santiago Fernández Valbuena as an independent director; he will occupy the vacancy left upon the resignation of Mr. Eduardo Trueba Cortés.

Mr Santiago Fernández Valbuena has also been appointed as a member of the Audit and Control Committee in place of Mr. Santiago Eguidazu Mayor.

Madrid, 3 June 2008

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

The Company's Board of Directors has approved two remuneration plans for executives that involve the delivery of shares, in one case, and options on shares of the Company, in the other case.

The beneficiaries of both plans are executives of BAA Ltd., a company that manages a number of UK airports and which is indirectly a subsidiary of the Company, who do not report to the Board of Directors of Grupo Ferrovial, S.A. or its delegate bodies.

The characteristics of the two plans, which are practically identical to the plans disclosed to the CNMV on 3 November 2006 (disclosure no. 72029) and 4 June 2007 (disclosure no. 80967), are as follows:

(1) <u>Stock options plan.</u>

The plan covers options on shares of Grupo Ferrovial, S.A. up to a maximum of 1,300,000 shares (0.93% of capital stock) per year. The options are expected to be granted in July 2008. The options vest three years after the grant date and they expire six years after the grant date. Both the vesting conditions and the specific number of options which may be exercised will depend upon BAA attaining specific EBITDA levels.

The beneficiaries of the plan number approximately 470 people in BAA Group senior management.

(2) <u>Deferred Annual Bonus).</u>

The system consists of voluntary investment by the executive of a percentage of his variable annual remuneration in shares of Grupo Ferrovial, S.A. The shares will be delivered to the executive after three years with an

additional number of shares depending on the degree of attainment of certain EBITDA targets by BAA. The annual maximum is estimated at 50,000 shares of Grupo Ferrovial, S.A., equivalent to 0.04% of capital stock.

The Plan's beneficiaries are executive directors, senior management and senior executives of BAA (currently 18 people at most).

Solely in order to offset future appreciation in the value of the Company's shares, a hedge will be arranged with a financial institution, at the expense of BAA Ltd., which will be settled by differences. This hedge will not involve the transfer of own shares.

Madrid, 5 June 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

SEC Mail Processing
Section

NOV 03 2008

Washington, DC
110

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

Further to the information filed previously on the process of configuring permanent financing for BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is in turn a subsidiary of Grupo Ferrovial, S.A., BAA has issued the attached communiqué in English informing about the following:

- The successful conclusion of discussions with the Special Committee of bondholders under the auspices of the Association of British Insurers (ABI), thus securing their support for the proposal to refinance certain issues.

- The commencement of the period for issuance of proposals to migrate the current non-convertible bonds denominated in euro and pounds sterling to a new ring-fenced investment grade structure that shall be backed by BAA's regulated assets.

The terms and conditions of these proposals are detailed in the Consent Solicitation Document, whose conditions are summarised in the attached note.

Madrid, 14 July 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

14 July 2008

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into the Republic of Italy or the United States of America

BAA Limited

Launch of Proposals Relating to the Following Bonds:

£300,000,000 11 ¾ per cent. Bonds due 2016
£250,000,000 8 ½ per cent. Bonds due 2021
£200,000,000 6.375 per cent. Bonds due 2028
£900,000,000 5.75 per cent. Notes due 2031

(being the securities first issued prior to 2002, together, the "**Pre-2002 Securities**")

€1,000,000,000 3.875 per cent. Notes due 2012
£400,000,000 5.75 per cent. Notes due 2013
€750,000,000 4.5 per cent. Notes due 2014
€750,000,000 4.50 per cent. Notes due 2018
£750,000,000 5.125 per cent. Notes due 2023

(being the securities issued after 2002, together the "**Post-2002 Securities**" and, together with the Pre-2002 Securities, the "**Existing Securities**")

Highlights

- BAA today announces that it has made further significant progress in its refinancing through the launch of Proposals relating to the migration of existing bondholders into an investment grade, ring-fenced structure backed by Heathrow, Gatwick and Stansted airports and Heathrow Express.
- A Special Committee of the ABI has informed BAA Limited that it finds the Proposals acceptable, that the six members of the Special Committee intend to vote all of their holdings in favour of the Extraordinary Resolutions and that they will be inviting other members of the ABI to consider a similar course of action.
- The migration of existing holders into the new structure will be achieved by exchanging Existing Securities for New Securities of the relevant class that will be issued by BAA Limited's affiliate BAA Funding Limited. BAA is seeking consent from Existing Holders to allow BAA Limited to effect this exchange. Separate meetings for each series of Existing Securities will be held to enable bondholders to vote on these Proposals.
- Bondholders who decide to participate in the refinancing will benefit from a comprehensive security package, operational covenants, financial protections and enhanced transparency in terms of investor disclosure and forecasting.

The Proposals are made upon the terms and subject to the conditions contained in the consent solicitation document dated 14 July 2008 (the "**Consent Solicitation Document**") prepared in connection with the Proposals, which includes the Prospectus for the new debt issuance programme.

Capitalised terms used in this announcement have the meanings ascribed to them in the Consent Solicitation Document.

Background

Airport Development & Investment Limited ("**ADIL**") effectively completed its acquisition of BAA Limited on 26 June 2006 when its offer for BAA was announced to be unconditional.

At the time of the acquisition, ADIL put in place a term financing facility that did not involve the immediate repayment of any of the Existing Securities. However, since the acquisition, ADIL and BAA Limited have made clear that they were evaluating alternatives for the efficient long term financing of the business.

Since the acquisition in June 2006, BAA Limited has developed a financing structure for the efficient long term financing of the whole designated business and has stated its intention to migrate existing bondholders into an investment grade, ring-fenced entity backed by the designated assets of the BAA Group, namely, Heathrow, Gatwick and Stansted airports and Heathrow Express. The design of this structure has required detailed consultation with a number of parties, as well as a business restructuring to segregate the designated assets from the non-designated assets.

BAA Limited has consistently stated since the time of acquisition its intention to consult with leading bondholders under the auspices of the Association of British Insurers. On 3 June 2008, BAA Limited requested that the ABI convene a Special Committee and has been in detailed consultation with a committee comprised of six leading holders of the Existing Securities over the last few weeks. As a result of these discussions, the Special Committee of the ABI has informed BAA Limited that it finds the Proposals acceptable and BAA Limited is now in a position to announce these Proposals.

While BAA Limited has made good progress with the plans to implement its permanent financing structure, in order for the proposals to proceed, however, other aspects of the implementation of the permanent financing structure (including the completion of new and amended financing arrangements) remain to be completed on terms acceptable to BAA Limited.

<u>The Proposals</u>

BAA Limited wishes to effect a refinancing consistent with other regulated financing platforms in the UK which involves the migration of Existing Holders into an investment grade, ring-fenced structure secured by the designated assets of the BAA Group.

This will be achieved by exchanging Existing Securities for New Securities of the relevant class to be issued by BAA Limited's affiliate BAA Funding Limited. In order to effect this, BAA Limited is seeking consent from the Existing Holders to allow BAA Limited to effect the exchange of their Existing Securities for the relevant Class of New Securities (or, for Existing Holders not eligible to receive New Securities, a cash amount). Separate Meetings to consider the applicable Extraordinary Resolution have been convened for each series of Existing Securities.

If the applicable Extraordinary Resolution is passed at a meeting of the holders of a Series of Existing Securities and becomes unconditional, it would sanction the exchange of the relevant Series of Existing Securities for the relevant Class of New Securities (or, for Existing Holders not eligible to receive New Securities, a cash amount).

In the event that the Extraordinary Resolutions in respect of all the Series of Pre-2002 Securities are approved, but the Extraordinary Resolution relating to any Series of Post-2002 Securities is not approved, holders of Post-2002 Securities of that Series who have voted in favour of the relevant Extraordinary Resolution will be deemed to have offered to exchange all of their Post-2002 Securities for an equivalent principal amount of New Securities of the relevant Class (or, for Existing Holders not eligible to receive New Securities, a cash amount) which BAA, at its discretion, may choose to accept.

In the event that the Extraordinary Resolutions in respect of all the Series of Pre-2002 Securities are approved, but the Extraordinary Resolution relating to any Series of Post-2002 Securities is not approved, the Post-2002 Securities of that Series, the holders of which voted against, delivered an Instruction that was invalid or later revoked, voted other than by an Instruction or took no action at all in respect of the Extraordinary Resolution or are not legally eligible to participate in the Exchange Offer will be left outstanding and treated as Non-Migrated Bonds.

Summary of Benefits to Existing Holders

Bondholders have the opportunity to participate in the new financing programme by exchanging their existing corporate bonds for the equivalent nominal amount of senior secured New Securities with the same expected maturity (although the legal final maturity of the New Securities will be two years longer than the Existing Securities that are being exchanged). Bondholders will thereby benefit from a comprehensive security package, operational covenants, financial protections and a higher level of transparency through investor disclosure and forecasting. Such benefits include:

- a stable and long term financing structure which provides a platform to finance the investment needs of the three London Airports thereby reducing future financing uncertainty;
- a "Class A" seniority position in the new structure, in contrast to the current position as unsecured creditors;
- the New Securities are expected to be assigned the improved credit ratings positioned in the single-A category from the Rating Agencies as set opposite such New Securities in the Table below;
- security over the assets of Heathrow, Gatwick, Stansted and Heathrow Express instead of the unsecured guarantees from the three companies owning such assets;
- a much more comprehensive covenant package, including both cashflow and debt/RAB-based financial triggers and tighter operational covenants; and
- improved reporting and disclosure via a 6-monthly investor report to bondholders (including affirmation that key ratios are being met on a backward and forward-looking basis).

The terms and conditions of the New Securities include, among other things, an increased coupon which is higher than the coupon for the equivalent series of Existing Securities, as detailed in the Table below.

Existing Holders who deliver a valid Instruction and vote in favour of the relevant Extraordinary Resolution on or before the Early Incentive Deadline will be entitled to receive the relevant Early Incentive Fee in cash if the relevant Extraordinary Resolution is passed and becomes unconditional or BAA Limited elects to accept the Exchange Offer deemed made by Existing Holders and, in either case, the relevant Proposal is completed.

The terms of the Proposals are summarised in the table below:

	Existing Securities	Ratings of Existing Securities (Moodys/S&P/Fitch)	Corresponding New Securities	Expected Rating of New Securities (S&P/Fitch)	Coupon Increase	New Securities Coupon	Early Incentive Percentage*
Pre-002 Securities	£300m 11 ¾% due 2016	Baa2/BBB-/A-	New 2016 Bonds	A-/A-	0.70%	12.45%	0.25%
	£250m 8 ½% due 2021	Baa2/BBB-/A-	New 2021 Bonds	A-/A-	0.70%	9.20%	0.25%
	£200m 6.375% due 2028	Baa2/BBB-/A-	New 2028 Bonds	A-/A-	0.70%	7.075%	0.25%
	£900m 5.75% due 2031	Baa2/BBB-/A-	New 2031 Bonds	A-/A-	0.70%	6.45%	0.25%
Post-2002 Securities	€1,000m 3.875% due 2012	Baa2/BBB-/A-	New 2012 Bonds	A-/A-	0.10%	3.975%	0.25%
	£400m 5.75% due 2013	Baa2/BBB-/A-	New 2013 Bonds	A-/A-	0.10%	5.85%	0.25%
	€750m 4.50% due 2014	Baa2/BBB-/A-	New 2014 Bonds	A-/A-	0.10%	4.60%	0.25%
	€750m 4.50% due 2018	Baa2/BBB-/A-	New 2018 Bonds	A-/A-	0.10%	4.60%	0.25%
	£750m 5.125% due 2023	Baa2/BBB-/A-	New 2023 Bonds	A-/A-	0.10%	5.225%	0.25%

* Early Incentive Percentage calculated by reference to nominal value of Existing Securities and payable to all holders voting in favour of the Proposal by 4pm (London time) on Tuesday, 29 July, 2008

Transaction Conditions

The Proposals are subject to certain transaction conditions as detailed below and in the Consent Solicitation Document. The following Transaction Conditions are conditions to each Extraordinary Resolution:

1. the passing of each of the other Extraordinary Resolutions;
2. the total amount which would be payable by BAA Limited to the Existing Holders in cash on the Completion Date in respect of (i) the cash amounts (ii) the Early Incentive Fee and (iii) Accrued Interest not being in excess of the Cash Cap;
3. confirmation of expected ratings of the New Securities;
4. the UKLA confirming that the New Securities will be admitted to listing on the Official List of the UKLA and to trading on the regulated market of the London Stock Exchange on or shortly after the Completion Date; and
5. BAA Limited confirming that it will proceed with the Proposal, which will be dependent, among other things, on the completion of the new and amended financing arrangement referred to above on terms acceptable to BAA Limited in its sole discretion.

Conditions (1) and (2) above, may be waived in whole or in part by BAA Limited at its sole discretion in respect of any one or more of the Extraordinary Resolutions.

The Exchange Offer in respect of any Series of Post-2002 Securities is conditional upon (i) the passing of the Extraordinary Resolutions in respect of all the Series of Pre-2002 Securities and the non-passing of the Extraordinary Resolution in respect of such Series of Post-2002 Securities and (ii) the Transaction Conditions being satisfied or (if applicable) waived by BAA Limited.

ABI Approval

The Proposals have been considered by the Special Committee of the ABI and its six members have informed BAA Limited that they find the Proposals acceptable, that they intend to vote all of their holdings in favour of the Extraordinary Resolutions and that they will be inviting other members of the ABI to consider a similar course of action. The six members of the Special Committee have holdings in each Series of the sterling-denominated Existing Securities and five of the six members have holdings in the euro-denominated Existing Securities. They account, in aggregate, for approximately 38 per cent. of the total principal outstanding amount of the sterling-denominated Existing Securities.

Eligibility

Existing Holders may participate in the Proposals by submitting a valid Instruction to the Clearing Systems within the stipulated time. In order to be valid, an Instruction must, among other things, contain a certification from the Existing Holder as to whether or not it is a Qualified Holder and complies with certain applicable laws, as more fully set out in the Consent Solicitation Document.

Proposal Restrictions

The making of the Proposals and the offer of the New Securities in, or to certain persons who are resident in, or citizens or nationals of certain jurisdictions, including but not limited to the jurisdictions listed in the Consent Solicitation Document or to custodians, nominees and trustees for such persons, may be affected by the laws of the relevant jurisdictions. Existing Holders who are residents, citizens or nationals of such jurisdictions are required to inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to accept the Proposals to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required and the compliance with any other necessary formalities.

Guarantees

BAA is aware that some Existing Holders may have purchased protection with regard to the Existing Securities under credit default swap contracts where BAA Limited is specified as the reference entity under such CDS Contracts. Following the exchange, in order to ensure that there remains a bond obligation linked to BAA Limited under such CDS Contracts, BAA Limited will guarantee, on the basis set out in the Consent Solicitation Document, certain Classes of the New Securities with a range of maturities up to and including the New 2018 Bonds.

Participating in the Offer

Existing Holders wishing to vote in relation to an Extraordinary Resolution should deliver, or arrange to have delivered on its behalf, at or before the Expiration Time, a duly completed Instruction. Existing Holders should check with the bank, securities broker or any other intermediary through which they hold their Existing Securities whether such intermediary will apply different deadlines for participation to those set out in the Consent Solicitation Document and, if so, should follow those deadlines.

The Meetings will take place at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HS on Tuesday, 5 August from 4.00 p.m. (London time).

Expected Timeline of Events

Date	Time (London time)	Event
Monday, 14 July 2008	Morning	**Launch.** Announcement of Proposals and Notice of Meetings given to Existing Holders through the Clearing Systems.
Tuesday, 29 July 2008	16:00	**Early Incentive Deadline.** Latest time and date for delivery of valid Instructions through the Clearing Systems to be eligible to receive the Early Incentive Fee.
Friday, 1 August 2008	16:00	**Expiration Deadline and Revocation Deadline.** Latest time and date for submission or revocation of Instructions, or where applicable, in respect of each Series, 48 hours prior to the time fixed for the Meeting in accordance with the relevant Trust Deed.
Tuesday, 5 August 2008	At the time specified in the Notice for the Meeting of the relevant Series (from 16:00 onwards)	**Meetings.** If a quorum is not present at a Meeting, it will be necessary to call an adjourned Meeting.
Thursday, 7 August 2008	Morning	**Notice of Results.** RIS announcement of results of Meetings. RIS announcement advising whether BAA Limited accepts the offers to exchange Post-2002 Securities
Friday, 8 August 2008	16:00	**Exchange Offer Expiration Deadline.** Exchange Offer ends.

Tuesday, 12 August 2008*	**Confirmation Date.** Confirmation of whether and on what the basis in accordance with the terms set out in the Consent Solicitation Document BAA Limited elects to proceed with the Proposals.
Tuesday, 12 August 2008*	**Pricing Date.**
Thursday, 14 August 2008*	**Completion Date.** Issue of New Securities.
Wednesday, 31 December 2008	**Initial Long Stop Date.**

* *Note: Indicative date only. Consent Solicitation Document sets out further details.*

For further information:

Existing Holders are invited to a conference call on Tuesday, 15 July at 10:00 a.m. (London time) at which BAA will present the Proposals. Existing Holders wishing to attend the conference call are advised to dial in at least 15 minutes ahead of the scheduled start time to ensure they are connected for the start of the call.

Dial in details for the conference call: +44 (0) 20 7162 0025; Call ID: 803609

A complete description of the terms and conditions of the Proposal is set out in the Consent Solicitation Document. An electronic copy of the Consent Solicitation Document will be made available by the Tabulation Agent to Existing Holders who provide certain certifications via e-mail (copying BAA Limited and the Dealer Managers), details of which will be set out in the relevant Notice of Meeting.

For general assistance and queries relating to the Proposals please contact the Joint Dealer Managers at:

Citigroup Global Markets Limited
Tel: +44 20 7986 8969
Email: liabilitymanagement.europe@citi.com
Attention: Graham Bahan, Head of European Liability Management

or

The Royal Bank of Scotland plc
Tel: +44 20 7085 8056
Email: liabilitymanagement@rbs.com
Attention: Andrew Burton, Head of Liability Management

For assistance with procedures in relation to Instructions, please contact the Tabulation Agent at:

Citibank, N.A.
Tel: +44 20 7508 3867
Email: exchange.gats@citigroup.com

Press Queries:

BAA Limited: Damon Hunt +44 7880 781587
Finsbury: Andrew Mitchell/Don Hunter +44 20 7251 3801

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in Australia, Canada, Japan or the United States or in any jurisdiction in which such offer or solicitation is unlawful. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act") except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. There will be no public offer of the securities in the United States.

This announcement is not a prospectus but constitutes an advertisement in respect of the New Securities for the purposes of the United Kingdom Financial Services Authority's ("UKLA") prospectus rules. The Prospectus has been made available to the public in accordance with EU Directive 2003/71/EC (the "Prospectus Directive") and/or Part VI of the Financial Services and Markets Act 2000 (the "FSMA") and investors may also obtain a copy from the link set out in the RIS announcement which corresponds to BAA Limited's information page on the website of the London Stock Exchange. Investors should not subscribe for the New Securities except on the basis of information contained in the Prospectus.

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is in turn a subsidiary of Grupo Ferrovial, S.A., has issued the attached communiqué in English detailing that it has received the required approval from the majority of the creditors of its 2.000 billion pounds sterling subordinated loan in connection with a number of technical amendments to its conditions and updating other aspects of the process of configuring permanent financing for BAA.

Madrid, 28 July 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into the Republic of Italy or the United States of America.

28 July - Continued Progress on the Refinancing

Further to our press release on 14 July 2008 and conference call with bondholders on 15 July 2008, BAA announces that it has now received approval from the required majority of lenders to the £2 billion subordinated loan facility for a number of technical amendments. This represents a further step forward towards completion of the refinancing.

BAA is also reminding holders of its outstanding nine series of GBP and EUR denominated bonds that there is an Early Incentive Deadline of 4.00 p.m. tomorrow (Tuesday 29th July 2008), London time for the proposals announced in the Consent Solicitation Document published on 14 July relating to the migration of existing bondholders into an investment grade, ring-fenced structure backed by Heathrow, Gatwick and Stansted airports and Heathrow Express.

BAA and the Joint Dealer Managers have had contact with the overwhelming majority of holders of the Existing Securities. BAA notes that, of those investors who have submitted instructions to date, approximately 99 per cent. have been in favour of the Proposals. Of those holdings which have been disclosed to BAA and which are known to be held by significant current holders, none has directly indicated to BAA and the Joint Dealer Managers the intention to vote against the Proposals.

BAA is proceeding on the basis that the proposals will be implemented during August 2008 and continues to make progress on other workstreams that are required for the refinancing to reach a successful close. In order for the refinancing to proceed, however, other aspects of the implementation of the permanent financing structure (including the completion of new and amended financing arrangements for the entirety of BAA's current operations) remain to be completed on terms acceptable to BAA Limited.

For general assistance and queries relating to the bondholders proposals please contact the Joint Dealer Managers at:

Citigroup Global Markets Limited
Tel: +44 20 7986 8969
Email: liabilitymanagement.europe@citi.com
Attention: Graham Bahan, Head of European Liability Management
or
The Royal Bank of Scotland plc
Tel: +44 20 7085 8056
Email: liabilitymanagement@rbs.com
Attention: Andrew Burton, Head of Liability Management

For assistance with procedures in relation to Instructions, please contact the Tabulation Agent at:
Citibank, N.A.
Tel: +44 20 7508 3867
Email: exchange.gats@citigroup.com

Press Queries:
BAA Limited: Damon Hunt +44 7880 781587
Finsbury: Andrew Mitchell/Don Hunter +44 20 7251 3801

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

Further to the Regulatory Disclosure filed on 5 June 2008 in connection with the approval of a remuneration plan consisting of the delivery of options on stock of the Company to executives of BAA Ltd. (a company that manages a number of UK airports and an indirect subsidiary of the Company), executives who do not report to the Board of Directors of Grupo Ferrovial, S.A. or to its delegate bodies, the Board of Directors of the Company has decided to expand by 200,000 the maximum annual number of options on stock that was initially decided, so that the maximum is now 1,500,000 stock options, equivalent to 1,500,000 shares (1.07% of capital stock).

The other conditions of the Stock Options Plan are unchanged. The second remuneration plan (Deferred Annual Bonus), involving the delivery of shares of the Company, which was also disclosed on 5 June, remains unchanged.

Madrid, 30 July 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is in turn a subsidiary of Grupo Ferrovial, S.A., has issued a new communiqué on the progress with the process of configuring permanent financing for BAA.

Madrid, 30 July 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

Not for release, publication or distribution in whole or in part, directly or indirectly, in or into the Republic of Italy or the United States of America.

----

30 July - BAA - Early Incentive Deadline Voting

Further to our press release of 28 July 2008 which provided an update on the status of the consent solicitation process, BAA announces that it has now received the results of votes cast by bondholders prior to 4 p.m. on 29 July 2008, the Early Incentive Deadline.

The results of the 1564 votes cast indicate overwhelming market support for the proposals. Holders of approximately £4.3 billion of bonds across the nine series have voted representing 90% of the outstanding nominal value. Of these votes cast 99% of bondholders by nominal value are in favour of the proposals.

On that basis, eight out of the nine series are quorate and would pass the Resolutions. In relation to the bonds falling due in 2031 BAA has not yet received sufficient votes to form a quorum and to pass the Resolution.

BAA is aware that UBS AG holds, on behalf of a client, a position slightly in excess of 25% of the 2031 bonds. As yet, neither UBS nor its client has indicated how they will vote.

BAA is pleased that an overwhelming majority of bondholders have accepted the proposals and will continue to solicit support for the proposals from those holders who have not yet voted.

Press Queries:
BAA Limited: Damon Hunt +44 7880 781587
Finsbury: Andrew Mitchell/Don Hunter +44 20 7251 3801

For general assistance and queries relating to the bondholders proposals please contact the Joint Dealer Managers at:

Citigroup Global Markets Limited
Tel: +44 20 7986 8969
Email: liabilitymanagement.europe@citi.com
Attention: Graham Bahan, Head of European Liability Management
Or
The Royal Bank of Scotland plc
Tel: +44 20 7085 8056
Email: liabilitymanagement@rbs.com
Attention: Andrew Burton, Head of Liability Management

For assistance with procedures in relation to Instructions, please contact the Tabulation Agent at:

Citibank, N.A.
Tel: +44 20 7508 3867
Email: exchange.gats@citigroup.com

END